Exhibit 99.1 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 18 October 2018 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 17 October 2018. Yours faithfully Natasha Mercer Company Secretary James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom), Rudy van der Meer (Netherlands). Chief Executive Officer and Director: Louis Gries (USA) Company number: 485719 ARBN: 097 829 895

As of 16 October 2018 James Hardie Industries plc Number of Percent of Shares Outstanding The Capital Group Companies, Inc. ("CG") holdings 12,858,005 2.880% Holdings by CG Management Companies and Funds: • Capital Research and Management Company 12,858,005 2.880% Schedule A

Schedule of holdings in James Hardie Industries plc The Capital Group Companies, Inc. As of 16 October 2018 Capital Research and Management Company Registered Name Local Shares Cede & Co. 12,858,005 55 Water Street New York, NY 10006 TOTAL 12,858,005 Schedule B Page 1 of 1